Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

February 19, 2019

Via EDGAR

Ms. Christina Fettig
Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-229300

Dear Ms. Fettig and Mr. Be,

On behalf of the Registrant, this letter responds to Ms. Fettig’s accounting comments communicated to Emilie Fielding, Megan Hoffmann, Anna Minner, Sara Reece, Adam Shaikh, and me by telephone on February 11, 2019 and Mr. Be's legal comments communicated to Britney Schnathorst and me on February 15, 2019. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the MidCap Value Fund III (the "Acquired Fund") into the MidCap Value Fund I (the "Acquiring Fund") (the “Reorganization”).

Comment 1. Please explain supplementally the likelihood of the separate account merger.

Response: Principal Global Investors, LLC, the Acquired Fund and Acquiring Fund's investment advisor, believes the likelihood of the separate account merger is high. In the event the separate account merger does not occur, the Registrant's Board of Directors will likely reconsider the Reorganization.

Comment 2. In the section titled "The Reorganization" in the sixth bullet point, please add further disclosure to clarify the investment relationship between the Acquired Fund Stand Alone Separate Account and the Acquired Fund, including how that relationship affects the Acquired Fund's assets under management.

Response: The Registrant will make the requested disclosure.

Comment 3. In the section titled “The Reorganization" in the last paragraph, please explain the rationale for allocating to the Acquired Fund shareholders all the direct expenses and out-of-pocket fees incurred in connection with the Reorganization.

Response: The Registrant will make the requested disclosure.

Comment 4. In the section titled “The Reorganization” in the last paragraph, please clarify whether the 77.0% of portfolio securities of the Acquired Fund to be disposed of for repositioning represents all repositioning required in connection with the Reorganization.

Response: The Registrant will make the requested disclosure.

Comment 5. In the section titled “The Reorganization” in the last paragraph, please revise the disclosure to clarify whether repositioning represents planned sales or forced sales.

Response: The Registrant will make the requested disclosure.

Comment 6. In the section titled “The Reorganization” in the last paragraph, please delete the following sentence if not applicable: “This sale of securities will not result in a reduction in net asset value per share.”

Response: The Registrant will make the requested revision.

Comment 7. In the section titled “The Reorganization” in the last paragraph, please quantify the brokerage commissions in basis points.

Response: The Registrant will make the requested disclosure.

Comment 8. In the section titled "The Proposal - Fees and Expenses of the Funds - Fees and Expenses as a % of average daily net assets," please describe the post-Reorganization expense ratio of the Acquiring Fund compared to the pre-Reorganization expense ratio of the Acquired Fund without taking into account the asset movement resulting from the separate account merger.

Response: The Registrant will make the requested disclosure.

Comment 9. Please confirm supplementally that the fees presented in the section titled “The Proposal - Fees and Expenses of the Funds” are current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented in the section titled “The Proposal - Fees and Expenses of the Funds” are current fees in accordance with Item 3 of Form N-14.

Comment 10. Please confirm supplementally that the fee tables presented under “The Proposal - Fees and Expenses of the Funds” for the new share classes (Classes A and R-6) will conform to the fee tables in the final prospectus.

Response: The Registrant confirms that the fee tables presented under “The Proposal - Fees and Expenses of the Funds” for the new share classes (Classes A and R-6) will conform to the fee tables in the prospectus, once the prospectus is supplemented following the effectiveness of the Reorganization (if Acquired Fund shareholders approve the Reorganization).

Comment 11. In the section titled "The Proposal - Fees and Expenses of the Funds - Fees and Expenses as a % of average daily net assets - Annual Fund Operating Expenses" in the last sentence of footnote 1 to each table, please add further disclosure to clarify how the agreement can be terminated.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of Forms N-14 and N-1A. Item 3(a) of Form N-14 requests registrants provide fee tables using the format prescribed by Item 3 Form N-1A, which requires the registrant to "briefly describe who can terminate the arrangement and under what circumstances" (emphasis added). The current disclosure states that the parties (which are identified in the footnote) can mutually terminate the agreement. See Form N-1A General Instruction C.1.(c), which states: "The prospectus should avoid . . . simply restating legal or regulatory requirements to which Funds generally are subject . . . ."

Comment 12. For the calendar year returns in the section titled “The Proposal - Performance,” please revise the performance numbers for the Acquiring Fund to show Class A performance.

Response: The Registrant will make the requested disclosure.

Comment 13. In the section titled "Additional Information About Investment Strategies and Risks," please move any non-principal strategies and risks out of the prospectus and into the statement of additional information.

Response: The Registrant respectfully declines to revise the disclosure, as non-principal strategies are clearly labeled, and this format is the format used by all of Registrant's funds. Form N-14 requests registrants provide information on investment strategies and risks as required by Items 9(a) and (b) of Form N-1A. Item 9 specifically refers to principal risks; however, Form N-1A General Instruction C.3.(b), states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is otherwise not required … so long as the information is not incomplete, inaccurate, or misleading, or does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Comment 14. In the section titled "Additional Information About Investment Strategies and Risks," please limit disclosure to only relevant funds.

Response: The Registrant will make the requested disclosure.

Comment 15. In the section titled "Additional Information About Investment Strategies and Risks," consider listing risk factors not in alphabetical order.

Response: The Registrant respectfully declines to make the requested change, as it is not aware of any requirement in Form N-1A or Form N-14 that a fund's principal risks be set forth in any particular order.

Comment 16. In the section titled “Additional Information About Investment Strategies and Risks - Redemption and Large Transaction Risk,” please change the date from October 31, 2017 to October 31, 2018.

Response: The Registrant will make the requested revision.

Comment 17. In the section titled "Additional Information About the Funds - Multiple Classes of Shares," please provide more detail for the following sentence: "The shares are the same except for differences in purchaser eligibility, class expenses, including any Rule 12b-1 fees and any applicable sales charges, excessive trading, and other fees."

Response: The Registrant will make the requested disclosure.

Comments to the SAI

Comment 18. In the heading to each pro forma financial statement, please add “Pro Forma.”

Response: The Registrant will make the requested revision.

Comment 19. At the end of each pro forma financial statement, please add a reference to see notes to pro forma financial statements.

Response: The Registrant will make the requested revision.

Comment 20. In the Schedule of Investments, footnote (a), please disclose whether these are planned or forced sales.

Response: The Registrant will make the requested disclosure.

Comment 21. For the Futures Contracts schedules, please include a pro forma schedule or, alternatively, note that the futures contracts of the Acquiring Fund and Acquired Fund will be combined.

Response: The Registrant will make the requested disclosure.

Comment 22. In the notes to the pro forma financial statements, please add disclosure describing the portfolio repositioning that will occur due to the Reorganization.

Response: The Registrant will make the requested disclosure.

Please call me at 515-247-5419 if you have any questions.

Sincerely,

/s/ Laura Latham

Laura Latham
Assistant Counsel, Registrant